Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Alpha Natural Resources, Inc.

Subject Company: Alpha Natural Resources, Inc.

Exchange Act File Number of

Subject Company: 1-32423

On July 16, 2008, Alpha Natural Resources, Inc. (“Alpha”) and Cleveland-Cliffs Inc. (“Cleveland-Cliffs”) held a conference call to discuss the acquisition by Cleveland-Cliffs of Alpha. A copy of the slide presentation referred to in the following transcript was filed by Alpha with the Securities and Exchange Commission (the “SEC”) on July 16, 2008 pursuant to Rule 425 and is available at the SEC’s website at www.sec.gov. You can obtain copies of public filings referenced in the following transcript by requesting them in writing or by telephone from Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, VA 24212, telephone (276) 619-4410 or Cleveland-Cliffs Inc., 1100 Superior Avenue, Cleveland, OH 44114, telephone (216) 694-5700.

.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

A number of the matters discussed in this document that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding expected synergies resulting from the merger of Cleveland-Cliffs and Alpha, combined operating and financial data, the combined company’s plans, objectives, expectations and intentions and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; changes in demand for iron ore pellets by North American integrated steel producers, or changes in Asian iron ore demand due to changes in steel utilization rates, operational factors, electric furnace production or imports into the United States and Canada of semi-finished steel or pig iron; the impact of consolidation and rationalization in the steel industry; timing of changes in customer coal inventories; changes in, renewal of and acquiring new long-term coal supply arrangements; inherent risks of coal mining beyond the combined company’s control; environmental laws, including those directly affecting coal mining production, and those affecting customers' coal usage; competition in coal markets; railroad, barge, truck and other transportation performance and costs; the geological characteristics of Central and Northern Appalachian coal reserves; availability of mining and processing equipment and parts; the combined company’s assumptions concerning economically recoverable coal reserve estimates; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the stockholders of Cleveland-Cliffs and Alpha and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Cleveland-Cliffs’ and Alpha’s respective reports filed with the SEC, including each of Cleveland-Cliffs’ and Alpha’s annual report on Form 10-K for the year ended December 31, 2007 and quarterly report on Form 10-Q for the quarter ended March 31, 2008, as such reports may have been amended. This document speaks only as of its date, and Cleveland-Cliffs and Alpha each disclaims any duty to update the information herein.

1

-- More --

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. CLEVELAND-CLIFFS AND ALPHA SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Cleveland-Cliffs and shareholders of Alpha. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Cleveland-Cliffs Inc, Investor Relations, 1100 Superior Avenue, Cleveland, Ohio 44114-2544, or call (216) 694-5700, or from Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, attention: Investor Relations, or call (276) 619-4410.

Participants In Solicitation

Cleveland-Cliffs and Alpha and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Cleveland-Cliffs’ participants is set forth in the proxy statement dated March 26, 2008, for Cleveland-Cliffs’ 2008 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Alpha’ participants is set forth in the proxy statement, dated April 2, 2008, for Alpha’s 2008 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Cleveland-Cliffs and Alpha in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

A copy of the transcript of the call follows:

Moderator	Good morning. My name is Nicole, and I am your conference facilitator today.

I would like to welcome everyone to Cliffs Natural Resources conference call this morning to discuss the merger of Cleveland-Cliffs and Alpha Natural Resources. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer period.

At this time, I would like to introduce Mr. Steve Baisden, Director, Investor Relations and Corporate Communications. Mr. Baisden?

S. Baisden

Thank you, Nicole. I apologize, everyone, that we’re getting a little bit of a late start. We’ve had overwhelming interest in today’s announcement, so please just bear with us for a few moments as we get started here.

2

Before we do, let me remind you that certain comments made on today’s call will include predictive statements that are intended to be made as forward-looking within the Safe Harbor protections of the Private Securities Litigation Reform Act of 1995.

Although the participants on today’s call believe that any forward-looking statements made are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause results to differ materially. Important factors that could cause results to differ materially are set forth in reports on Form 10-K and 10-Q and new releases filed with the SEC by Cleveland-Cliffs and Alpha Natural Resources, which are available on the respective company Websites.

As an addendum to our call today, in our news release issued this morning, there is a link to a presentation providing additional information. That presentation is also available on our Website.

Joining me today are Cleveland-Cliffs Chairman, President, and Chief Executive Officer, Joseph Carrabba, Alpha Natural Resources Chairman and Chief Executive Officer, Michael Quillen, and Cleveland-Cliffs Executive Vice President and Chief Financial Officer, Laurie Brlas.

At this time, I’ll turn the call over to Joe for his prepared remarks.

J. Carrabba	Thank you, Steve, and good morning, everyone. We join you today from Alpha’s headquarters in Abington, Virginia with a lot of the Alpha team and the Cliffs team, so we can go through this call.

I’m sure you have many questions, so let me quickly do a few brief comments, so we can get to your questions today.

Today, as you know, we are very pleased to announce also that the Board of Directors of Cleveland-Cliffs and Alpha Natural Resources have approved a definitive merger agreement to create one of the largest mining companies in the United States.

The formation of a leading diversified mining company and a major supplier to the global steel industry provides convincing value creation potential for shareholders of both companies by allowing us to capitalize on the strong outlook for iron ore, met coal, and potentially, for other higher demand commodities. The combined entity, which will be renamed Cliffs Natural Resources, will be the largest producer of iron ore in North America, and the largest producer of met coal within the United States. We will have a broad portfolio of various iron ore and

3

metallurgical coal types to meet the growing needs of world steel producers and other consumers of raw materials.

We anticipate having annual sales volumes in excess of 30 million tons of iron ore, 18 million tons of met coal, and 17 million tons of thermal coal. This impressive scale will enable us to further lever the strengths of both companies, and compete very efficiently on the global stage. That being said, this merger is not only about getting bigger, it is, most importantly, about getting better.

I don’t need to tell anyone listening on today’s call about the sharply increasing demand for materials used to fuel the infrastructure build-out of the brick countries and other countries around the world. Cliffs Natural Resources will have a major presence in these materials, and we’ll use this position to further diversify not only on the product front, but also geographically, and to enhance shareholder value in the years ahead.

At this time, I would like to turn the stage over to Mike Quillen for his comments.

M. Quillen	Thank you, Joe, and thank you to the listeners joining us this morning, as we enter this new era for steelmaking raw materials, both here in North America and around the globe.

I would like to start by reinforcing Joe’s earlier comments about Board support of this merger. Each of our respective Boards conducted extensive due diligence and recommend that their shareholders vote to approve.

By combining the North American iron ore producer with the leading met coal producer in the U.S., we are building an entity with value potential far greater than the individual parts. Both companies contribute exceptional sales teams and share a focus on producing high-quality products and expanding globally. The platform for future growth is tremendous, as Cliffs Natural Resources will be more balanced and diversified as a whole.

Before I turn the call over to Laurie Brlas and we take your questions, I would like to share another observation. Having known Joe for man years, and also knowing the Cleveland-Cliffs team well, I’ve been genuinely impressed by the similarities in our respective organizations’ cultures and values. When it comes to safety practices and standards, environmental stewardship, and managerial philosophy, we share nearly identical viewpoints. I believe this to be equally important to the economics, which, in this case, are extremely compelling.

4

With that, I would like to turn the call over to Laurie for a quick review of the economics.

L. Brlas

Thank you, Mike. As you all saw in today’s news release, this total transaction is valued at nearly $10 billion. Under the terms of the agreement, for each share of Alpha Natural Resources common stock, Alpha stockholders will receive 0.95 of a Cleveland-Cliffs share, plus $22.23 in cash. Using a July 15th closing price of $111.46 for Cleveland-Cliffs, this works out to total consideration of $128.12 for each share of Alpha, or approximately a 35% premium.

The combined revenues of the two organizations in the current year will be approximately $6.5 billion dollars, and generate close to $1.9 billion in EBITDA. In 2009, we estimate consolidated revenues of roughly $10 billion and EBITDA of $4.7 billion.

We will be issuing approximately 71 million new shares for this transaction. We also have a commitment from JP Morgan to underwrite up to $1.9 billion in cash, so that will cover the cash requirements and the assumed debt pay-downs.

The combined company is expected to generate significant cash flow, which will be used to reduce debt and take advantage of additional consolidation opportunities.

In 2009, the transaction is expected to be accretive to current analyst expectations for Cleveland-Cliffs.

We also expect to realize synergies of at least $200 million beginning in 2010. We expect the majority of the synergies to be achieved through efficiencies gained in coal processing and blending, as we combine our high-quality coal with the deep operating experience of the Alpha team.

In addition, we expect to see the elimination of some duplicative administrative expenses associated with the operating of two public companies.

At this time, I would like to turn the call back to Joe for some quick comments before we take your questions.

J. Carrabba

Thank you, Laurie. I would like to emphasize this is really a win-win transaction, and it’s one that we’re really looking forward to closing in the current year. Shareholders of each corporation will be receiving a

5

registration statement, or a Form S-4 in the near future, and we suspect that, after reviewing the details, our shareholders will agree that this is a unique opportunity to create a unique company with an impressive collective of assets, and an even brighter future.

With that, we’ll ask the operator to open up the call to questions.

Moderator	Your first question comes from the line of Shneur Gershuni with UBS Securities.

S. Gershuni	Good morning, guys.

J. Carrabba	Good morning.

S. Gershuni

I guess I had a couple of quick questions here. With respect to the transaction, can you walk us through your thoughts with respect to met coal pricing and thermal coal pricing that we’re using the assumptions in terms of valuing the deal and coming up with the price that you came up with.

M. Quillen

What I would suggest is that the numbers that we publicly announced going forward, the unique part of this timing is we also will be doing both of our shareholder meetings, and we will update that in more particular in specificity each on our own. Basically the market that you’re seeing around now is the range that we’re in.

L. Brlas	Obviously, for regulatory reasons, we were somewhat limited on sharing back and forth the pricing assumptions.

S. Gershuni

Okay. I guess the second question I would like to ask is with respect to the contracting that you’re all seeing now with respect to both met coal and with respect to thermal coal. Is it similar to what we’re seeing in the spot market, or are you contracting at different levels?

M. Quillen

On the metallurgical side, those are basically contractual. The spot market for metallurgical coal, if you have an opportunity to have some excess coal, is certainly a little bit higher than what is being reported in the industry publications.

On the thermal side, again, we’ll be releasing some definitive information here in a few days, but that number has continually moved up. It doesn’t, as we’ve discussed before, track the NAMEX or OTC particularly, but it certainly is relative to that number, and those numbers have continued to increase throughout the last several months. So when you see the numbers

6

that we eventually release, there’s going to be somewhat of an averaging out of that, but, right now, business that is being executed today is on the high-end of the reporting numbers.

S. Gershuni

Okay. With respect to the convert, can you walk us through how it plays into the enterprise value of the $10 billion that you spoke about? Are you basically going to be making about a $750 million payment for the converter, and how is that going to work exactly?

L. Brlas

The $10 billion is calculated assuming the mechanics of how the convert is paid out, and we can walk you through some of those details off-line if you need to, but that is that we expect to pay that off in the May coal and the stock that is flipped between the folks would get some cash and some stock on that.

S. Gershuni

One final question; you talked about synergies in 2010 and beyond, and you mentioned the lending and so forth. Sometimes that synergy is more of a revenue synergy. Can you talk to us about where you see costs going, and will this transaction result in true cost reductions?

J. Carrabba

The synergies are really built as much around the operating excellence that Alpha certainly brings to the existing coal mines that we bought through the PinnOak acquisition. Last year, I think the market power will have in procurement, and the different specialties that blend quite nicely within this group for operating parameters basically get us to the $200 million.

S. Gershuni	Okay, perfect. Thank you very much.

J. Carrabba	Thank you.

Moderator	Your next question comes from the line of David MacGregor with Long Bow Research.

D. MacGregor	Good morning. Maybe just to follow-up on that last question, can you say whether you’ve entered into any commitments on pricing at this point for ’09 on either side of this transaction on met coal?

J. Carrabba	We’re very wide open, both companies. I can tell you on the Cliff side, we have no commitments for ’09, and I think Alpha stays pretty uncommitted as well for the majority of their times as well.

D. MacGregor	Okay. Secondly, on the coal side, Alpha, according to the filings, you have 617 million tons of reserves. How expandable are those reserves,

7

and can you give us some sense of magnitude? I realize this is somewhat conceptual, but any help you can provide would be great.

M. Quillen

The 617 is our SEC approved reserve number. Obviously, there’s a criteria by which those tons are calculated, and, as an example, and we’ve reported previously, last year, we mined about three million tons that were not designated as a reserve. We have an opportunity in this market to extend into lower recovery, underground reserves. We take a higher ratio of service mine reserve, so we’re expanding on the tons that we already have.

In addition to that, we obviously are one of the largest lessors of mineral reserves in the large coal mining mineral holders, and our strategy has always been that it’s better for us to deploy our capital into the growth of the company than it has been to acquire reserves and just hold them on the balance sheet. But there are adjacent reserves to all of our properties held by non-mining companies that are available to lease and continue on, and again, in this market, we’re able to mine tons that would not be classified under the engineering protocol for SEC approved reserves.

That’s an expandable number. If you look at our history, we’ve actually continued to gain reserves in the five years that we’ve been existent each year, even deducting what, of course, we mine each year.

D. MacGregor	How would you break that 617 down between steam and met reserves?

M. Quillen	We don’t really. I don’t have that number off the top of my head. It’s about half and half.

D. MacGregor	Thank you. The last question; just the synergies 2010, anything in ’09?

L. Brlas

We would expect to begin to ramp up those synergies, obviously, with the regulatory approval that it will be pushing the end of ’08 before we could possibly close this, so we get into ’09 and there would be some negative synergies form the integration process. So I think we would at least be able to break even, and certainly, we would hope to begin ramping that up in a positive direction in ’09.

D. MacGregor	Okay, but we don’t expect any negative to ’09?

L. Brlas	No, the net would not be negative.

D. MacGregor	Thank you, and congratulations to everyone.

8

Moderator	Your next question comes from the line of Luther Lu with SBR Capital Markets.

L. Lu	Congratulations on the transaction.

J. Carrabba	Thank you.

L. Lu

The question is, Joe, I wonder: are you comfortable with acquiring thermal coal assets? If so, do you plan to expand on that, or do you perhaps want to divest the thermal assets and become a more pure iron ore and met coal, steel driven player?

J. Carrabba

Yes, Luther, we’re quite comfortable acquiring thermal coal assets. As you know, outside of a few of the very rare exceptions like PinnOak, if you’re in the met coal business, you’re in the thermal coal business, and vice versa. Our Sonoma coal property in Australia that’s just now starting up, as you know, is 50/50 thermal and met coal, so we’re already in that business.

We also see, to a certain point, of thermal coal playing into a good balance within our diversification strategy that takes some of our revenue outside of the steel sector. I don’t think anybody wants to put all of their eggs in one basket, but it certainly plays quite well for now, and for the future.

L. Lu	Certainly, Rio Tinto has some assets available in the Powder River Basin. Would you be interested in taking a look at that?

J. Carrabba	I think we’re going to focus right where we are right now, Luther. We have some work ahead of us.

L. Lu	Mike, for you in the meantime, are you still going to be able to do some of the roll-up acquisitions in the central region?

M. Quillen

We certainly have negotiated a process by which, if an opportunity comes along and it’s certainly value-added to our shareholders, in combination once the companies merge, would be value-added, we can move forward. Some of them we would be able to do ourselves. At some magnitude, it would require Cleveland Natural Resources agreeing to it, but we are not prevented from doing those, and there may be opportunities, depending on how long this thing stretches out.

L. Lu	That’s all of my questions. Thank you.

9

Moderator	Your next question comes from the line of Michael Molnar with Goldman Sachs.

M. Molnar

My question is for Joe. What were the biggest risks you considered in making this offer? I’m just curious to peak into the thought process. Obviously, metallurgical coal is highly sought after. All coal is. What were the biggest risks, global slowdown, supply coming on line post-2009? Can you just walk us through that risk thought process?

J. Carrabba

I think, as always, we have a pretty good screen when we look at all, or any potential acquisitions in any type of minerals, and really, when we got down to it, we start with reserves. That’s where everybody always steps past, but if you don’t have the material in the ground, you don’t have anyplace to go. We always step out and look at the logistics. Once we satisfied ourselves that the logistics were in place and gave us flexibility in the market, both for export and import, and a variety of different movements we could make with this coal in the future, we were satisfied.

The third thing is the management team, which is all important. As you know, that is what’s stopping people from progressing and growing organically or outside of it. Once we really had a chance, and we already knew from other discussions, the quality of this management team, those were the risk factors, and that’s what we walked through to do that.

Global slowdown, those things are very big macro scale types of issues that, while we don’t ignore them, there’s not a whole lot we can do about it either, and we have a hard time convincing ourselves we’re going to see a large scale magnitude of global slowdown. There might be some blips, but certainly not in the long-term. We’re long on the cycle. We’re bullish on the cycle long-term, and once we got through those risk parameters, we were quite comfortable with the deal.

M. Molnar

One last question; when you think about met coal supply coming out of Australia, what is your view on when we might start to see significant supply come on-line of met coal out of Australia? Are you thinking 2010 timeframe, or do you think that will still be constrained due to logistical challenges, maybe even beyond 2010?

J. Carrabba

I think it will continue to be constrained on both port and rail. Most people focus on port, because those numbers are reported and it’s rather easy. I think you have to go upstream to the rail to many of the northern links and the missing links. The railroads that they’re now in the conceptual stage about have just been through state approvals, but there

10

has been no feasibilities in construction, so I think we’re some years out before we see those constraints lifted out of Australia.

M. Molnar	Thank you very much.

Moderator	Your next question comes from the line of Jorge Beristain with Deutsche Bank.

J. Beristain	Good morning, gentlemen, and congratulations on this forward-thinking deal.

It would seem to me that you are now truly building what could be considered North America’s premiere diversified metals and mining company, and I was wondering if you could expand a little bit on that theme. With you guys going into thermal coal, I was wondering if this is going to be more of a base that you’re building. I also noticed that you re-named the company somewhat to move away a little bit from your Cleveland roots. I was wondering if you could talk about further consolidation opportunities that you see in the North American space.

J. Carrabba

We’ll be glad to, Jorge. As you know, we’ve articulated our strategy many times. I know we do have big aspirations, and still do with our growth. This platform of combining these two companies really gives us the market size, and, more importantly, I think the management skills to really progress our strategy.

As we’ve talked to many of the investors many times, we are looking at other minerals to grow significantly, and to continue on into the global diversified mining companies. We do have the skillsets that are complementary to other minerals, and we would continue to expand upon that base.

J. Beristain	Maybe if I could just do a very specific question. On the volume outlook for Alpha Natural Resources, can we assume roughly 21 million tons of coal sales in 2009?

M. Quillen	No, it would be closer to 30 million tons total sales in 2009, steam and met.

J. Beristain	All right, 30, and could you give me an idea of what your unit cash cost of average coal production is in 2008?

M. Quillen	It’s going up I can tell you that. Every commodity that we purchase that is diesel fuel related or steel related continues to increase, but I will be

11

releasing specific numbers on our call on July 29th. That number has been in the mid 40 range up to the high 40s on some of our thinner metallurgical mines.

J. Beristain

My understanding would be that this is a story where you’re going to be pushing just a lot more volume over a relatively fixed cost base, and you should see significant margin expansion into 2009/2010 for A&R.

J. Carrabba

I don’t think it’s particularly that, Jorge. I think it’s more of the synergies of combining these coal companies together and starting to extract a little more value out of PinnOak, and, on the other side, taking the expertise of Cliffs to allow the size and maybe in some of the areas of the procurement and metallurgical type of expertise that we have to really build the expansion. So it’s built more around extracting the quality out of the reserve than it is the quantity.

J. Beristain	Okay, and I guess the last question. When is the timing on this transaction expected to be completed?

J. Carrabba

We hope to close by year-end. Obviously, we have to go through Hart/Scott/Rodino. That process is just kicking off, and, very importantly, we need a shareholder vote on both sides, so both sides are pushing, but we would like to close by year-end.

J. Beristain	Thank you, and congratulations again.

J. Carrabba	Thank you, Jorge.

Moderator	Your next question comes from the line of John Hill with Citi.

J. Hill	Thank you, and also, congratulations on a defining transaction of a nature that I think a lot of people have been waiting for, so great work.

Just to follow-up on the cost question, obviously, there is going to be a more detailed look at earnings, but on the Cliffs side, what type of unit cost numbers are you assuming out in 2009 and 2010? The inputs for most open pit and underground mining inputs went up better than 30% in the second quarter alone. There is a relatively significant component of revenue sensitive costs, so are you assuming numbers up in the $70 to $80 range, or what kinds of numbers are embedded in the economics to do the deal?

L. Brlas	We haven’t given, obviously, significant detail on our ’09 projections yet, but we need to separate our iron ore from our coal business. In our iron

12

ore business we have pretty mature business improvement practices in place, and we have very stable costs there with the exception of the impact that energy has had in the current year. So we feel pretty good about at least holding that relatively stable.

On the coal side, we’ve been new in this business and we’ve had some challenges with rock intrusions, and we’ve said that we expect our costs to be declining over the next two years on a cost per ton basis on the coal business. Hopefully, after we close this transaction, we make that happen even faster.

J. Hill	The second subject, what value does Cliffs ascribe to Alpha’s non-coal assets, such as the limestone mining, flu gas desulphurization, etc., and how important is that to the profile going forward?

J. Carrabba

John, I think it’s small, but it’s exploratory at this point in time. As all of us, we’re looking for complementary businesses to get into as we all try to expand even horizontally or vertically in these types of things, but it’s a very small part of the transaction.

J. Hill

Last, but certainly not least, Alpha has benefited from superb marketing and market insight over the years. It’s one thing to say we’re going to maintain that edge and maintain that capability, but how really are we bringing that across, and how are we going to have the Alpha team continue with their opportunistic strategic views of these markets and have the latitude to be as entrepreneurial as they’ve been in the past?

J. Carrabba	I guess the inference is that Cliffs isn’t intrepid.

J. Hill	Not at all.

J. Carrabba

That’s fine, John. Listen, that’s part of the spirits and the combination of the synergies that we enjoy very much. We’re fans of Alpha’s marketing group, big fans, as I think the whole industry is really, and we look forward to incorporating and rolling this expertise together and keep the success rolling.

M. Quillen

John, let me address that also. We’re familiar with certainly some of the people in the Cliffs team on the coal side, and they certainly are talented individuals. You’ve heard me use this example before. One thing that our marketing, and particularly, our optimization group will have an opportunity to do, when you have a large underground long wall mine like PinnOak or like Oak Grove, they go into the marketplace pretty much at what the quality of those coals are. Yes, you get the benefit of their

13

positive qualities, but when you have something that maybe is a little less desirable, you also have the revenue impact of that.

What we’ve done continuously, and why we’re excited about this, certainly in one big area, is that we can blend those tolls to maximize and meet the customers’ specifications right on. We’ve heard it said before. We can, hopefully, take a one and one and make a two, so as we talk about one and one making three, excuse me, we know we can make it two.

You’ve heard us talk about flex tones before, and some of these coals have some very strong characteristics and maybe just a little something different on ash or sulfur, the same thing for some of ours. So when you add four to six million tons of that, which that can grow and be able to, as Alpha does, turn that into additional tons, we see some pretty positive opportunities there adding those two mines to our mix.

J. Hill	Great perspective, thank you.

Moderator	Your next question comes from the line of Tony Robson with BMO Capital Markets.

T. Robson

Good morning, and thank you for taking my question. Laurie, I think you mentioned in passing that you saw it to be accretive, or at least maybe neutral on analyst projections for Cleveland-Cliffs’ EPS for 2009. I guess I’m looking for that $15 per share. Unfortunately, you don’t cover Alpha. Would that be the case? Would it be accretive to say 2009, 2010, if you factor in the synergies?

L. Brlas	I’m not going to specifically comment on your number, but could they consent this? Yes.

T. Robson	This question may be generally for Joe. Was the reversed considered that Alpha would bid for Cleveland, and what was the most logical outcome I guess from that other possibility?

J. Carrabba

Again, we’ve been in and out on this thing, as all companies do talk, and particularly people who know each other. Really, if you will, the numbers and the stars lined up just a few weeks ago and the conversations went very quickly, and both teams cooperated and worked very hard to get the right deal for their appropriate shareholders, but it made sense probably within the last month.

T. Robson	Okay, and finally, you said also in passing this is not the end of your growth ambitions, and we’ve mentioned other commodities before, like

14

molly, manganese, and so on. EBITDA at $4.7 billion a year and with good commodity prices gives you a lot of cash flow. It gives you a lot of cash generation that you can use to buy other assets. Do you see yourselves still doing sizeable deals in the coming years?

J. Carrabba

Absolutely. I think the strength of this deal when you see the details that come out, it still gives us a lot of room well within a nice tidy capital structure, Tony, to make things continue to happen in the other areas that we’ve talked about in these sectors with other minerals. Again, I can’t underemphasize, we even have more management expertise now. It’s easy to do the deal, but to execute after we get done.

T. Robson	Okay, thank you.

J. Carrabba	Thank you, Tony.

Moderator	Your next question comes from the line of Mark Parr with KeyBanc.

M. Parr	Good morning.

J. Carrabba	Good morning, Mark.

S. Baisden	Welcome to the party, Mark.

M. Parr

You guys sure know how to give one. Holy smoke! I have lots of questions. As you might suspect, I am clearly delighted to be part of the party, and look forward to working with you guys. I want to congratulate you on this major step in your growth.

Laurie, I was wondering if I could go through some of the assumptions that if you use the $4.7 billion in EBITDA for ’09. What are the DNA assumptions that we should be thinking about associated with Alpha, with Cliffs, and then the incremental amortization associated with the acquisition?

L. Brlas	Again, we’ll put a lot of that detail into the proxy. We’re not really prepared to show quite that much detail yet today, but we’ve gone through it and we’ll give it to you in that form.

M. Parr	Okay. Just for rounding purposes, or just discussion purposes, if I was going to use something around $400 million for the combined entities, would that be reasonable, or within the ballpark?

15

S. Baisden

It seems a little high to me just off of first blood. Admittedly, Mark, I’m not really familiar with Alpha’s DNA, so why don’t we follow-up with you on that and we’ll try to give you a good feel for it.

M. Parr	Okay, I’ll let that go for the time being.

Another question I had just related to cap ex in ’09 and 2010. I know that Cliffs had just announced recently a major cap ex program at Empire and Tilden. I was just wondering what you think the combined cap ex could be for ’09, and then, if you have any guidance on 2010 or 2011, that would be really helpful.

J. Carrabba

Mark, as you can imagine, our planning session is just starting to kick off for ’09, not only for both companies starting to combine cap ex considerations, but certainly, for ourselves. I’ll speak for Cliffs. Our budgeting session is just starting, so it’s a little premature to give you numbers. If I did, they would just be very broad, and I’m sure they would be inaccurate at this point in time.

M. Parr	Has Alpha made any public disclosures regarding cap ex for ’09 or 2010?

M. Quillen

No, we haven’t released any numbers yet for that. We obviously are looking, because of the tightness in the equipment market, it’s something by combining these two companies. Our iron ore side and our open pit surface mining side, on our side, we have 500 units of just Caterpillar equipment, and they have, so we have a lot of things to sit down and look at and see where we can gain efficiency in that. They impact the capital structure somewhat, but basically, from our side, our capital program should go at approximately the same dollar range for our continuing growth. Then we’ll look at whatever organic opportunities are out there.

L. Brlas

I think, consistent with what Mike just said, the Michigan piece is definitely outside our normal capital spending. Outside of that, our capital spending would be relatively consistent, and then Mike is saying the same thing on Alpha’s side. So I think you wouldn’t be horribly far off if you assume that that would continue, and then, as Mike said, if we find any opportunities to create synergies there, that would be upside to the way you’re thinking about it.

M. Parr	Okay.

S. Baisden

Mark, just for a point of reference in ’08, we have said $200 million in capital, 70 in North American iron ore, 70 in North American coal, 40 at Portman, probably ten at Sonoma, and then some mining capital.

16

M. Parr	That’s fine. I was just trying to look at more of the longer term to see if there are any big projects you guys were considering, but that’s helpful color.

Just one last question, and this is really a little different. Joe, with this combination now, you really become much more significant, and some people might even say approaching a dominant supplier of integrated steelmaking raw materials. Your position seems to be significantly enhanced, and I’m wondering how I should think about your potential strength in terms of contract negotiations with some of your iron ore customers. Does this perhaps give you more negotiating leverage to perhaps normalize your pricing structure on the iron ore side, relative to world markets?

J. Carrabba

I think, Mark, for many times, and there are a lot of models out in the world that people talk about their bundling strategies and pulling these together. I think the efficiencies really come more from your admin types of positions and your strategies. You know how our iron ore contracts are constructed on the long-term. Most of them are set just off in the iron ore market. No, I don’t really see. I think people sometimes over blow that effect a little more out of proportion when it comes to negotiating, but I don’t see those synergies taking effect.

M. Parr	Okay. Again, congratulations, and I look forward to getting to know the Alpha people. Thank you for letting me on the call this morning.

J. Carrabba	See you in Cleveland.

M. Parr	All right, sir.

Moderator	Your next question comes from the line of Michael Dudas with Jefferies.

M. Dudas	Good morning, gentlemen and Laurie.

J. Carrabba	Good morning.

M. Dudas	Congratulations on a very interesting transaction.

Mike touched on the synergies on the iron ore and coal side, I think, which could be quite interesting. Mike, I wanted to touch base with you on the arrival of this decision by you and the board to join Cliffs. Talk about the environment over the last six months on interested parties relative to thermal and coking coal assets. When did it seem like you were going to

17

be less the acquirer or consolidator and move towards a transaction like this? Do you anticipate continued interest from the integrated steel companies into undeveloped blocks of reserves or production capacity in North America, given the strong outlook for coking coal needs around the world?

M. Quillen

Mike, as you’re well aware, we continuously felt that there was a significant consolidation coming in the coal sector, both on the metallurgical and the thermal side. As we’ve expressed many times, we wanted to participate in that consolidation.

It’s been a very active year in terms of public opportunities that have been announced out there, and transactions of which we, in some measure, look at all of those and may walk away quickly, or may stay engaged throughout the process.

As we went down this path, there were other opportunities that we looked at out there of what to do and how to do it. As we looked to the value of our shareholders, when you look at this combination picking up five or six million tons of met coal right out of the way, putting it with our tons, picking up the other synergies that we see, a very strong balance sheet, a real opportunity to move forward in financial future deals, even in a difficult bank market.

This deal was apparent and we didn’t come to that conclusion until only within the last very few hours, but we judge this opportunity, or our board did, versus other things that we’ve been actively look at over the last several months, and this was the overwhelming choice that the board has made, and we hope to meet with our shareholders as we go through the next few months and give further detail on why we see this as the appropriate choice for us to recommend.

M. Dudas

Good answer, Mike. Could you talk about two issues? One, I’m sure you’re extremely quite aware of the PinnOak assets. Do you see great opportunities there with the skillsets that Alpha brings? Secondly, how important do you think this combination is driven by labor retention and the ability to get quality people to be able to take advantage of what’s going to be a pretty strong market?

M. Quillen

We are very familiar with those assets. Obviously, we’ve been in and out of those mines over the years and looked at the process when it was briefly for sale and Cliffs acquired it. The real advantage that we see to that is the quality and the things we can do with optimizing, for our customers, the best blends.

18

Then we also look at there is some synergy with logistics, particularly in the West Virginia division between Pinnacle and some of our low and mid assets up there. We pride ourselves in having one of the best preparation groups out there, and we think there are some things that we can do to enhance recovery out of the preparation plants. Obviously, it’s a little bit different down in Alabama that’s somewhat segregated, so you’re not going to have the same synergies from the logistics, but certainly going to have synergies from the blending and optimization side.

Without question, for any of us in this industry, labor is the number one most important thing that we are focused on. Obviously, we probably have employees, as does Cliffs, that are one working for us and one working for them in West Virginia right now that may be brothers doing that, I’m sure.

What we have to do is be the employer of choice. We have to continue to review our benefit packages. We will do that. We’ll look at where there is opportunity to enhance the value to our combined employees going forward, but, to me, that’s the number one thing, and our management’s number one job is to make sure that our workforce is working safe. It has all of the tools to do that they can, and feel well benefited.

We think that this combination certainly shores up from us on the Alpha side, an opportunity for our employees to see way into the future for a stability side. We will be explaining that further to our employees. We actually have employee meetings going on as we speak right now, explaining to the employees where this value is to them.

M. Dudas	Michael, congratulations, well done.

One final question. Laurie, could you maybe just briefly go over breakup fee and is it a simple majority of shareholders on each side that have to approve the transaction?

L. Brlas	The breakup fee will be disclosed in all the materials that are filed. It’s pretty customary, as the lawyers spend a lot of time going back and forth, but end up at a relatively customary level.

I believe that Alpha’s requirement is the majority. Ours is two-thirds, because we’re an Ohio corporation.

M. Dudas	Thank you very much, and congratulations.

19

Moderator	Your next question comes from the line of Dan Goldberg with RBC.

D. Goldberg	Good morning. Congratulations.

I have a quick question on the JP Morgan facility, the $1.9 billion cash commitment. What can you tell me about the terms of that specifically, the rate and how that’s figured?

L. Brlas

We’re actually not rated right now. Cleveland-Cliffs does not have a rating. We’ll go get a rating, and there is a matrix that we’ll run up of how we end up there that will drive the rating, but we’re really pleased with the outcome and obviously, eventually a lot of that will be disclosed in how that came out. In this market, we think it speaks to the incredible quality of the deal and the cash generation potential that we got a $1.9 billion underwrite to support this deal from one bank, so we think we’ll be very successful in syndicating that, and look forward to that process.

D. Goldberg	You will disclose the rate in a future filing, hopefully?

L. Brlas	Yes.

D. Goldberg	Very good, thank you.

Moderator	Your next question comes from the line of Brian Gamble with Simmons and Company.

B. Gamble

Good morning, everyone. Mike, I wanted to get your take a little bit on the current environment and central app for permitting and just the regulatory issues that are still ongoing. You’ve been pretty cavalier in talking about that in the past.

Joe, I wanted to get a follow-up from you on that as far as you obviously have operations in the region, but this leverages you much more to that type of production and those types of risks, and your comfort level there as well.

M. Quillen

For those not familiar with Alpha, we’re in a situation with the regulatory environment that we’re comfortable now as we go forward for the next year or so. It’s the chamber’s decision where to go adverse to the industry. In our opinion, in an engineering process, we see that it would have an impact on cost because we would be moving material further away from the valley fields that we have application for, but we don’t see us losing a whole lot of tons as we go out.

20

Naturally, we would like to see that case be resolved. We would like to see it resolved in a definitive way, so that we’re not in the limbo that the industry has been in for the last several years, and we expect that certain court of appeals will be deliberating on that this fall. It was delayed here recently, which was a little bit disappointing, because we need to put that to bed, so we all know how to go forward in our future permitting, but right now, it’s not an immediate impact on the Alpha mines going forward. We’re obviously monitoring it very closely, and we will just be reactive to whatever comes out of that case.

J. Carrabba

Yes, Brian, just to follow-up. Certainly, we were well aware of it being in the region. It was high on the list we looked at. As you know, we face increasing regulatory social demands around the world in any mineral that we’re in on a variety of different things that people find very important to them. We think that we deal with these issues quite well. It’s a core strength that you have to have if you’re going to be in this business, and certainly, it’s going to impede new production coming into the region as well. If you’re in the business, there’s also an offsetting positive that comes with it as well.

B. Gamble

Joe, in reference to your more global position now as far as the combined company being affected by markets around the world, specifically your Sonoma operation in Australia. When you look at the infrastructure there, you mentioned before that there were constraints to expanding that, both from a rail and a port side, as well as just the production in general. What do you feel is the major constraint there? Do you feel it’s more on the capital side, or more on the cooperation of the different entities? We’ve all heard about how the rails might have some problems with one rail versus another, and in the port, and how that’s a totally different entity.

J. Carrabba

Sonoma is unique, and again, we think, as I said earlier, how do we value and risk a property? The logistics were the key to us going into the Sonoma property. There are only one or two other mines that share the rail. This is the northern end of the Bowen Basin near Collinsville, and it goes out of a port called Abbott Point near Bowen. It’s the only unconstrained coal port in Australia.

The constraint on expanding that mine is just simply the size of the deposit. It’s around 100 million or 105 million tons, and it is structurally faulted on all sides, so what you see is what you get, and it fits right into the depreciation schedules and amortization schedules with a 15 to 20 year mine life. So that’s how it fits in and why we wouldn’t look at an expansion on it.

21

B. Gamble

As far as that fits into the global picture on how overall Australian exports affects the supply and demand situation in the region, how do you see that breaking out over the next few years as far as the pricing that has been going on this year, and the ramp-up dovetails into continued strength over the ’08, ’09, 2010 type timeframe?

J. Carrabba

It’s four million tons in total once we get to the ramp-up, so there are other companies that spill more coal that we put into the market, so I don’t think we’re going to have an impact there when it goes from there. We are totally uncommitted for ’09, and the met coal and the steam coal partially uncommitted in ’09, and I don’t have the number in front of me.

So, it fits in. It also gives us a real look into the Asian market. Also with Portman, we have 17 customers within Asia, throughout China and Japan, so we get a real good market look now, not only from the coal side, but also from the steel sector side with our iron ore to put our projections more appropriately in place when we talk about impediments to future Australian production due to rail and port. We have people there that are in the industry, and if there is going to be this massive slowdown that people like to chant about. We have an office in Beijing. We have an office in Tokyo with local representation, so we feel like we’re well placed around the globe to see the leading indicators if anything is coming.

B. Gamble	Thank you very much.

S. Baisden	Nicole, we’re approaching the top of the hour, so we’re going to take one more question and let everyone get on with the rest of their day.

Moderator	Your final question comes from the line of Paul Forward with Stifel Nicolaus.

P. Forward

Good morning. A couple of questions. I don’t know if you answered this earlier, but on the 2009 revenues in EBITDA, is there $10 billion of revenues, I guess? Is there a rough split you can give us between coal and iron ore, maybe both for the revenues and EBITDA?

S. Baisden	In the presentation that we posted to our Website, I think we go into some of the product mix pieces, so I would have you take a look at that.

L. Brlas	That’s an ’08 number, but you’re going to extrapolate not significantly different, just depending on your pricing assumptions.

22

P. Forward

Okay, that’s fine. I’ll just look at that. Also, 18 million tons of met coal per year, let’s say over the next three years apps and acquisitions, where would you expect that number to be as you’re balancing out depletion of existing mines versus any sort of organic growth opportunities you have?

M. Quillen

Our current plans would be that we would certainly be able to maintain that. There are some opportunities for some expansion, particularly on the PinnOak operations, as we go forward with some capital investments. The market will dictate that, but there is some potential for expanding that number with the existing assets.

P. Forward

Okay, and maybe lastly, just thinking along the lines of sales sensitive costs. Is there a way you could give let’s say if you’re earning an incremental dollar of pricing, how much of that do the Alpha mines and the Cliffs mines get to keep? I’m thinking of the met coal side.

J. Carrabba	We don’t have that guidance at this point in time. I’m sure, as we get into it, and as we start our releases, that may be indicative, but we just don’t have that information at this point in time.

P. Forward	Okay, so there’s no rough royalty figure plus other sales sensitive costs you might be able to give?

J. Carrabba	I’m sorry, I don’t have that information at this time.

M. Quillen

Paul, you’re familiar with we always recognize that, regardless of anything else happening, we’re going to pay about 10% out in severance, tax, and royalties, so for every dollar, the maximum we would ever get would be $0.90 because of those two fixed costs. But there are a lot of other factors that are much more in our sights right now on managing costs, and that’s availability, diesel fuel, and all those oil related costs. Of course, we’re part of the problem, but the steel costs are very much a factor that surcharges are a significant issue that we’re monitoring right now. I would suspect that those issues are the same issues that Cliffs is going to encounter.

J. Carrabba	Absolutely. We all face the same inflationary levers in these businesses.

P. Forward	Okay, great and congratulations.

J. Carrabba	Thank you.

S. Baisden	Thank you, everyone. On behalf of Cleveland-Cliffs and Alpha Natural Resources, I want to thank you for joining us on today’s call. Ted Pile and

23

I are going to be taking calls all day, and, in some instances, will be available for joint calls. As always, we can be reached through our offices to address any follow-up questions you have.

With that, I hope everyone has a great day and that will conclude the call.

Moderator	Thank you for participating in today’s conference call. You may now disconnect.

24